Exhibit 21.1
Subsidiaries of the Registrant

Company Name	Jurisdiction of Organization

NeuStar GmbH	Germany

NeuStar NGM Services, Inc.	Delaware
NeuStar NGM Services Limited	United Kingdom

NeuStar R&D (Israel) Ltd.	Israel

NeuStar Secretariat Services, LLC	Delaware

NeuStar (UK) Limited	United Kingdom

UltraDNS Corporation	Delaware